May 26, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington DC, 20002

Attention:	Ms. Joyce Sweeney
Accounting Branch Chief

	RE:	Response to SEC Staff Comments on
UnionBanCal Corporation Annual Report on
Form 10-K for the fiscal year ended December 31, 2005
File No. 1-15081

Dear Ms. Sweeney,

We refer to the comments of the SEC staff in your letter dated May 5, 2006 on the UnionBanCal Corporation filing listed above.

Below are the comments of the Staff transmitted in your letter dated May 5, 2006 together with our responses to those comments.

Attached to this correspondence or furnished supplementally under separate cover pursuant to Rule 101(c)(2) of Regulation S-T and Rule 12b-4 under the Securities Exchange Act of 1934 with return requested, are copies of the following:

Item 1. Excerpts from the Union Bank of California - Global Markets “Hedge Strategy Documentation Manual:”

Hedging Strategies, Hedged Items and the Nature of the Risks Being Hedged

Cash Flow Hedging Strategies - Time Certificates of Deposit

Purchased Interest Cap

Item 2. Example 1 Cap/Floor Trade Ticket w/ SFAS 133 Attachment

400 CALIFORNIA STREET, SAN FRANCISCO, CALIFORNIA 94104
P. O. BOX 45000, SAN FRANCISCO, CALIFORNIA
415 765 0400

Item 3. Excerpt from “UBOC - CD Hedge Analysis” at August 31, 2001 (furnished supplementally under separate cover)

Item 4. Example 2 Cap/Floor Trade Ticket w/SFAS 133 Attachments

Item 5. Excerpt from “UBOC – CD Hedge Analysis” at January 31, 2004 (furnished supplementally under separate cover)

Item 6. Excerpt from “Asset/Liability Committee (ALCO) Meeting of March 1, 2004, Section G - ALM Strategy Program Report” (furnished supplementally under separate cover)

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 19 - Derivative Instruments, page F-90

Hedging Strategies for Variable Rate Loans and Certificates of Deposit, page 91

1.             We have reviewed your response to comment 1 of our letter dated April 13, 2006.  Please provide us with an example, including supporting hedge documentation, of a cash flow hedge of forecasted issuance and rollover of certificates of deposit.  In your example, please identify the terms of the hedged item and derivative instrument(s) and demonstrate how you document the forecasted cash flows with sufficient specificity such that when the transaction occurs it is clear whether that transaction is or is not the hedged transaction.

Response to Comment 1.

All of our hedging activities for asset/liability management (ALM) are performed centrally in our Corporate Treasury Department and cover all of our hedging strategies for loans, deposits and debt.  All of our hedging strategies are approved by our Asset/Liability Management Committee (ALCO).  Authorization to enter into the actual hedging contracts must be approved by ALCO.  At each monthly meeting of ALCO, the ALM team presents a report of the status of each hedging strategy.  This report (see Item 6) shows the most recent authorization under each hedging strategy and details the purchases of contracts under such authorization.

The ALM team has a database of our assets and liabilities including all of the time certificates of deposit (referred to as CDs or TCDs) that are outstanding at a point in time.  This database is updated monthly with the actual balances of the CDs by product type and by maturity (see Item 3 entitled “UBOC - CD Hedge Analysis” at August 31, 2001), which is downloaded from our deposit liability system.  This information is used by the ALM team to ensure that sufficient CDs are outstanding and expected to be outstanding in each of the maturity buckets until maturity of the hedge(s).  In 2001, the “UBOC – CD Hedge Analysis,” at the date of entering into the contract(s), used the current period as the basis for the future periods because we assumed that the future levels would never fall below the current levels.  Eventually, the database was expanded to include the forecasts provided by the business units as described in our previous letter.  However, projected changes in the levels of CDs, as we indicated in our previous letter, are only used to determine whether a need exists to request authorization for future levels of purchases of derivative contracts.

As documented in our “Hedge Strategy Documentation Manual,” (see attached Item 1) the following describes the hedged item with what we believe is sufficient specificity to know when the interest payments resulting from the forecasted issuance and rollover of CDs, which are being hedged, has occurred:  “The composition of the Bank’s TCD portfolio is dynamic as new TCD’s are issued and others mature.  However, the designated hedging relationship does not relate to any specific individual deposit, but to a portion of all TCD’s within the identified maturity bucket of the portfolio of TCD’s having a principal amount equal to that of the notional amounts of the hedging instruments.  The hedged items are the first variable interest cash flows associated with the respective portion of the TCD portfolio over a period equal to that of the term of the hedging instrument.”

Under our approach, the hedged interest payments relate to a portion of all CDs in the identified maturity bucket within the portfolio.  This means that a portion of each interest payment on the identified CD maturity bucket represents the hedged item and can be identified as each and every interest payment occurs on a given maturity bucket of the portfolio.  The portion of each interest payment that represents the hedged item would be equal to the amount of that payment times the ratio of the notional amount of the hedging instrument to the total principal balance of the applicable CD maturity bucket.  As a practical matter, this means that as long as 1-6 month CDs remain outstanding in amounts equal to or greater than the notional amount of the hedging instrument, it is clear that the hedged transactions are occurring as each interest payment occurs on the portfolio.  Management’s approach is to ensure that it can be confirmed that adequate amounts of CDs are outstanding at all times.  That confirmation is obtained monthly by extracting the CD balances from the deposit liability system, aggregated by tenor.

We are providing you with two examples of purchased interest rate cap contracts (cap contracts) that are used for our hedging strategy of the forecasted issuance and rollover of CDs:  one from the early period of our program in 2001 and the other from the end of the program in 2004.  At March 31, 2006, a single $200 million notional amount cap contract remained outstanding and will mature on December 1, 2006.

Example 1 (see attached Item 2):

Our first example of a hedging transaction occurred on August 1, 2001.  Prior to this transaction, we had $100 million notional amount of 3-month LIBOR-indexed caps outstanding.  On that date, we purchased a $200 million notional amount 3-month LIBOR-indexed cap contract with an effective date of January 28, 2002 and a maturity date of January 28, 2005.  The trade ticket indicates that this is a cap hedge instrument and that SFAS No. 133 is applicable.  Cap contracts are only used as hedges of the interest payments on forecasted issuance and rollover of CDs and the LIBOR tenor of the cap (e.g., 1-month, 3-month, etc.) is aligned with the weighted average maturity of the CDs forecasted to rollover as described in the excerpt from our “Hedge Strategy Documentation Manual.”  The “SFAS 133 Attachment,” noted on the trade ticket, provides the hedge criteria information derived from the “Hedge Strategy Documentation Manual.”  The “UBOC CD Hedge Analysis at August 31, 2001” (see Item 3), which was used for the quarterly calculations of hedge ineffectiveness for September 30, 2001, shows that as of that date, we had $1.1 billion of CDs with original maturities of 3 months from a total of $4.7 billion in the 6 month or less maturity bucket.  The “UBOC CD Hedge Analysis” is produced monthly with the actual balances as of the end of that month.  The presence of a sufficient amount of 3-month maturity CDs indicates that the forecasted transaction has occurred.

Example 2 (see attached Item 4:)

Our second example of a hedging transaction occurred on February 11, 2004 when we purchased a $100 million notional amount, 1-month LIBOR-indexed cap contract with an effective date of February 13, 2004 and a maturity date of February 13, 2006.  Prior to this transaction, we had $950 million notional amount of 3-month LIBOR-indexed cap contracts outstanding.  The “UBOC CD Hedge Analysis at January 31, 2004” (see Item 5) shows that at that date, we had $933 million of CDs in the 1 month maturity bucket and $1.5 billion in the 3 month maturity bucket from a total of $4.2 billion in the 6 month or less maturity bucket.

In reviewing our documentation to provide the examples for this response, we found that most of the “SFAS 133 Attachments” to the trade tickets for the CD hedges had clerical errors, the most common of which identified the hedged item as either LIBOR-based loan 1-month index or LIBOR-based loan 3-month index, depending on the reset of the cap.  (Example 2 shows the error on the SFAS 133 attachment marked “original” and the correction is shown on the SFAS 133 attachment marked “as corrected.”  Such an error did not occur in example 1.)  The only other type of error identified the hedged item as an existing asset/liability instead of a forecasted transaction.  These clerical input errors on the “SFAS 133 Attachment” did not affect the correct accounting for these transactions as the attachment appropriately referred to the proper hedging strategy for deposit liabilities found in the “Hedging Strategy Documentation Manual” and the purchase of a cap would never have been used as a hedge of a variable rate loan.  Additionally, the reports presented at our ALCO meetings documented accurately the instrument that was purchased and the related hedged item in the month in which the transaction occurred (see Item 6).  While we are concerned that the “SFAS 133 Attachment” was prepared with clerical errors and while we wanted to show you an example of such an error (Example 2), the attachment itself is never used to record the entries into our accounting systems.  Our policies and procedures for entering data into our systems rely upon the information contained in our “Hedging Strategy Documentation Manual” and the authorizations of ALCO.  We have corrected these clerical errors, have identified them as deficiencies and have reported them to our Sarbanes-Oxley Oversight Committee for evaluation.  We do not expect that this deficiency will rise to the level of either a significant deficiency or material weakness of our internal controls due to the presence of compensating controls at the inception and throughout the life of the hedge transaction.

2.             Please tell us how you determined that your broad designation approach is comparable to the “first payments” approach discussed in DIG Issue G13.

Response to Comment 2.

Our application of the “first payments” approach conveys the fact that our cash flow hedges of the interest payments related to existing and forecasted issuance and rollover of certificates of deposits do not relate to interest payments specifically identified to an individual certificate of deposit.  Instead, the designated hedged items represent interest payments on a specified principal amount of our portfolio of CDs that are outstanding or are expected to be outstanding during the term of the hedge relationship.  This is comparable to the response to question 1 of DIG Issue G13, which discusses the “first payments” approach where Company A has designated the hedging risk as changes attributable to the changes in the LIBOR benchmark interest rate in Company A’s first LIBOR-based interest payments received from a specified group of individual LIBOR-indexed floating rate loans aggregating $100 million principal.  The response goes on to say that as long as Company A determines that it is probable that it will continue to receive interest payments on at least $100 million principal, the prepayment, sale or credit difficulties of an individual LIBOR-indexed floating-rate loan would not affect the designated hedging relationship.

While our hedging relationship differs from the one described in DIG Issue G13 in certain respects (i.e., describing a deposit rather than a loan), it is similar in that it relates to interest payments on a specified amount of a portfolio (a CD portfolio), rather than a specific individual loan (an individual CD).  Thus, changes in the CD portfolio due to rollovers, maturities, new issuances, etc. do not affect the hedging relationship.  Furthermore, footnote 1 of DIG Issue G13 discusses the critical importance of how the hedged forecasted transaction is designated and documented in a cash flow hedge, and describes the consequences of a narrow designation versus a broad one when changes occur in the hedged item.  Based on this guidance, our hedge designation documentation deliberately sought to ensure that our CD related hedging relationships were designated in such a broad manner.

*     *    *

In connection with responding to the comments of the Staff, we acknowledge that:

•      we are responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 415-765-2905 or Jacqueline Bean at 415-765-2742 if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ David I. Matson
David I. Matson
Vice Chairman and
Chief Financial Officer

cc:	Sharon M. Blume
U.S. Securities and Exchange Commission
Takashi Morimura
Chief Executive Officer, UnionBanCal Corporation

Item 1

Hedging Strategies, Hedged Items and the Nature of the Risks Being Hedged

SUMMARY OF HEDGE PRODUCTS, RISKS AND HEDGED ITEMS

HEDGE	INDEX	RESET TENOR OF HEDGE	RISK	HEDGED RISK (per FAS 133)	Interest component / ITEM HEDGED	Page #

CASH FLOW:
Hedging Assets:
Interest rate floor	LIBOR	1, 3 or 6 month	Decline in loan interest income (if relevant index falls below floor’s strike rate)	Changes in its cash flows attributable to changes in the designated benchmark interest rate.	LIBOR based loan pools	6
Floor corridor	LIBOR	1, 3 or 6 month	Decline in loan interest (if index falls below corridor’s upper strike rate, but not below lower strike)	Changes in its cash flows attributable to changes in the designated benchmark interest rate	LIBOR based loan pools	6
Interest rate collar	LIBOR	1, 3 or 6 month	Interest income fluctuations - decline in loan interest income (if index falls below collar’s floor strike rate) & increase in interest income (above collar’s cap strike rate)	Changes in its cash flows attributable to changes in the designated benchmark interest rate	LIBOR based loan pools	7
Interest rate swap	LIBOR	1, 3 or 6 month	Fluctuations in loan interest income.	Changes in its cash flows attributable to changes in the designated benchmark interest rate	LIBOR based loan pools	8
Interest rate swap	LIBOR	1 month	Fluctuations in loan interest income.	Changes in its cash flows attributable to changes in the designated benchmark interest rate	LIBOR floating rate securities (CMOs, CDOs, ABS, CMBS)	9
Hedging Liabilities:
Cap corridor	LIBOR	1, 3 or 6 month	Increase in deposit interest income (if relevant index goes above corridor’s lower strike rate, but limited to upper strike rate)	Changes in its cash flows attributable to changes in the designated benchmark interest rate	LIBOR based TCD pools	10

Item 1 (continued)

HEDGE	INDEX	RESET TENOR OF HEDGE	RISK	HEDGED RISK (per FAS 133)	ITEM HEDGED	Page #
Interest rate cap	LIBOR	1, 3 or 6 month	Increase in deposit interest income (if relevant index goes above cap’s strike rte)	Changes in its cash flows attributable to changes in the designated benchmark interest rate	Time certificates of deposit (TCDs)	11

FAIR VALUE /SHORT-CUT:
Interest rate swap	LIBOR	To meet short-cut criteria	To mitigate changes in FV of hedged asset or liability caused by changes in LIBOR)	Changes in its cash flows attributable to changes in the designated benchmark interest rate	Depends	12

CASH FLOW / SHORT-CUT:
Interest rate swap	LIBOR	To meet short-cut criteria	To mitigate changes in FV of hedged asset or liability caused by changes in LIBOR)	Changes in its cash flows attributable to changes in the designated benchmark interest rate	Depends	12
In Policy, but strategies not presently employed:

FAIR VALUE / NON SHORT-CUT:
Interest rate swap	LIBOR	Fixed rate	To mitigate changes in FV of hedged asset or liability caused by changes in LIBOR)	Changes in its cash flows attributable to changes in the designated benchmark interest rate	Depends	13
CROSS CURRENCY SWAP – FAIR VALUE
FX / FLT x-currency swap	LIBOR	Fixed rate	To mitigate changes in FV of hedged asset or liability caused by changes in x-rate between bank’s functional currency & the currency in which asset/liability is denominated.	Changes in the functional currency equivalent cash flows attributable to the changes in the related foreign currency exchange rates (FX exchange risk)	Fixed rate foreign currency denominated asset	14

TBAs / CASH FLOW
Interest rate deriviative	LIBOR	To match hedged item	Variability in the cash flow to be paid or received that will occur upon gross settlement of TBA contract.	Changes in its cash flows attributable to changes in the designated benchmark interest rate	Forecasted purchase of available for sale securities	15

Item 1 (continued)

Cash Flow Hedging Strategies – Time Certificates of Deposits

One of the Bank’s primary funding source is the issuance of negotiable time certificates of deposit (negotiable TCD’s) and Jumbo time certificates of deposit (Jumbo TCD’s) with fixed rates and varying stipulated original maturity terms (i.e. 1-month, 3-month, 6-month).  Although the contractual interest rates on these TCD’s are fixed, they are deemed to be inherently based on the respective tenor LIBOR rate at time of issuance.  For example, a TCD with a 3-month term to maturity is issued at a contractual fixed rate equal to the prevailing 3-month LIBOR rate less a 7 basis point spread.  As TCD’s mature, they are replaced with new issuances.  The rollover of TCD’s results in the TCD portfolio behaving like variable rate debt indexed to LIBOR.

The designated hedged risk is U.S. dollar LIBOR, which is the benchmark rate interent in the contractual fixed rate upon which the hedged interest payments are based.  FAS 133 (and specifically DIG Issue G19) permit the hedging of the benchmark interest rate inherent in such short-term fixed rate instruments, when using a rollover hedging strategy. The hedging instrument is to be matched with a portion of a specified portfolio of fixed rate TCD’s described above.  The hedging relationships are intended to be designated broadly, such that the hedged transactions represent interest payments on TCDs with maturities of 1-6 months as described above. As such, the hedging relationship is deemed to be intact as long as the existing and forecasted levels of such TCDs in amounts equal to or greater than the notional amounts of the hedging instruments are deemed probable over the term of the hedge periods.  For purposes of ineffectiveness measurement, the hedging instruments are first allocated to “buckets” of the hedged TCD portfolio based on the tenor of the LIBOR index, which is matched to the hedging instrument.  To explain, 3-month LIBOR indexed hedging instruments are initially allocated to a portion of the portfolio of TCD’s having fixed rates based upon 3-month LIBOR and 3-month approximate original maturities. If sufficient balances of TCDs do not exist in maturity buckets that match those of the hedging instrument, the instrument is allocated to other maturity buckets within the hedged TCD portfolio, as long as other hedging instruments have not been so allocated. When such reallocation occurs, it is not deemed to be a re-designation, because the designated hedged transaction represents forecasted interest payments on the 1-6 month TCD portfolio broadly. However, as discussed further below, the occurrence of such a reallocation does impact the measurement of ineffectiveness, and requires that the Bank’s assessment of effectiveness contemplate the possible mismatch of tenors between the hedging instrument and the hedged item.

The composition of the Bank’s TCD portfolio is dynamic as new TCD’s are issued and others mature.  However, the designated hedging relationship does not relate to any specific individual deposit, but to a portion of all TCD’s within the identified maturity bucket of the portfolio of TCD’s having a principal amount equal to that of the notional amounts of the hedging instruments.  The hedged items are the first variable interest cash flows associated with the respective portion of the TCD portfolio over a period equal to that of the term of the hedging instrument.  As noted above, for measurement purposes, the hedging instruments are first allocated to TCDs having like maturities, then allocated to TCDs with mismatched maturities, if necessary. The Bank’s measurement of ineffectiveness is based on the assumption that the mix of maturities within the forecasted balances of TCDs will replicate that of the current portfolio (in other words, existing 3-month TCDs will be rolled over into new 3-month TCDs; existing 1-month TCDs will be rolled over into new 1-month TCDs, etc.). While it is acknowledged that mix of maturities is likely to vary in future periods, management believes that the current portfolio is the best basis for an estimate of forecasted portfolio cash flows at any point in time. As the portfolio mix changes in future periods, the measurement of ineffectivenss will also

Item 1 (continued)

change accordingly, as TCD tenors and reset timing changes. Management believes this is a reasonable basis for measuring ineffectiveness. In connection with its periodic assessment of hedge effectiveness, management will ascertain that an appropriate level of existing and expected future TCD levels exist and are deemed probable, in order for the hedging relationship to continue.

•      CAP CORRIDOR

Strategy:

Use an interest rate cap corridor to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate negotiable certificates of deposit (negotiable TCD’s) or Jumbo certificates of deposit (Jumbo TCD’s).  In these hedging relationships, the caps are hedging the LIBOR component of the CD rates, which is 1-month, 3-month or 6-month LIBOR, based on the original term to maturity of the TCD’s, which reflects their repricing frequency.  Net payments to be received (if any) under the corridor contract will offset the increase in deposit interest expense caused by the relevant index rising above the corridor’s lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in LIBOR to the extent it rises above the corridor’s upper strike rate. As such, this instrument hedges fluctuations in the deposit interest expense related to movements in LIBOR between the upper and lower strike rates. The changes in the interest expense cash flows being hedged are to be measured based upon the sum of the probability–weighted possible outcomes for interest rates rising between the corridor’s lower and upper strike rates (i.e. measured using an options pricing model).  The effectiveness of the hedging relationship is based on the total change in fair value of the cap corridor, including both the time and intrinsic value of the two caps (see footnote 1 for definitions of time and intrinsic value).

Restrictions:

In structuring the transaction, the Bank will adhere to the following restrictions.  The corridor contract will be entered into as a single instrument, or as two instruments (a purchased cap and a written cap) entered into contemporaneously, having the following characteristics: 1) The strike rate of the purchased cap is lower than that of the written cap; 2) both the purchased and written cap are based on the same notional amount, start date, reset/payment dates, index, day count convention, maturity date and other relevant critical terms; and 3) the net premium for entering into the transaction is either zero, or is a net payment by the Bank (i.e., no net premium is received).

Effectiveness:

Hedging transactions will be structured at inception so that the notional amount of the corridor is matched with an equal principal amount of deposits, the index and repricing frequency of the corridor matches those of the deposits, and the period in which the designated hedged cash flows occur is equal to the term of the corridor.  As such, the only cause of ineffectiveness in the hedging relationship should be the mismatch that exists between the timing of rate-reset dates on the corridor versus that of the deposits.  As discussed in greater detail in the section entitled “Methodology for Assessing and Measuring Hedge Effectiveness,” assessment of effectiveness is to be based regression analysis The measurement of ineffectiveness is to be based on the “hypothetical derivative” method, comparing the

Item 1 (continued)

cumulative change in the fair value of the corridor contract to the cumulative change in fair value of a hypothetical corridor with terms that replicate those of the hedged cash flows.

•      PURCHASED INTEREST RATE CAP

Strategy:

Use a purchased interest rate cap to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate negotiable certificates of deposit (negotiable TCD’s) or Jumbo certificates of deposit (Jumbo TCD’s).  In these hedging relationships, the caps are hedging the LIBOR component of the CD rates, which is 1-month, 3-month or 6-month LIBOR, based on the original term to maturity of the TCD’s, which reflects their repricing frequency.  Net payments to be received under the cap contract offset the increase in interest payments caused by the relevant LIBOR Index rising above the cap’s strike rate.  As such, this instrument hedges fluctuations in the TCD interest expense resulting from increases in LIBOR above that rate.  The changes in interest expense of the cash flows being hedged are to be measured based upon the sum of the probability weighted outcomes for interest rates above the strike rate (i.e. measured using an options/cap pricing model).  The effectiveness of the hedging relationship is based on the total change in the fair value of the cap, including both the time and intrinsic value. This is the method permitted by DIG Issue G20.

Effectiveness:

Hedging transactions will be structured at inception so that the notional amount of the cap is matched with an equal principal amount of TCD’s, the index and repricing frequency of the cap matches the inherent benchmark index upon which the TCD is priced and the original maturity bucket of the TCD, and the period in which the designated hedged cash flows occur is equal to the term of the cap.  As such, the only cause of ineffectiveness in the hedging relationship initially should be the mismatch that exists between the timing of LIBOR rate reset dates on the cap versus the timing of maturities of the negotiable TCDs.  However, subsequently it is possible that ineffectiveness may also occur due to mismatch in maturities as the portfolio changes (i.e., as future rollovers occur and the maturity mix of the TCD portfolio changes it may be necessary to allocate 1-month LIBOR caps to TCDs with 3-month maturities and inherent 3-month LIBOR pricing). As discussed in greater detail the section entitled “Methodology for Assessing and Measuring Hedge Effectiveness” and in Appendix A, assessment of effectiveness is to be based on regression analysis.  Two types of regression tests are performed – one which addresses the reset timing mismatch for instruments with like tenors and one which addresses the possible mismatch of tenors. The measurement of ineffectiveness is to be based on the “hypothetical derivative” method, comparing the cumulative change in the value of the cap contract to the cumulative change in value of a hypothetical cap with terms that replicate those of the hedged cash flows. Thus, the hypothetical cap matches the reset characteristics of the maturity bucket to which the cap is currently allocated. As the reset characteristics of the allocated bucket change in future periods, the reset characteristics of the hypothetical derivative also change. This will create changes in the cumulative valuation of the hypothetical derivative that will be reflected in the

Item 1 (continued)

ineffectiveness measure. See further detail on the hypothetical derivative method in the section entitled “Methodology for Assessing and Measuring Hedge Effectiveness.”

Item 2

Cap/Floor Trade Ticket

Futrak Trade #:	30870	Combination Option:	N/A

Trade Date:	08/01/2001	SFAS 133 Designation:	Applicable

Type:	Cap	(If applicable, see SFAS 133 Attachment)

Purpose:	End-User	Forward Start:	Yes

Portfolio:	Funding

Pricing Model:	Tops

Counterparty:	JP Morgan, NY	Effective Date:	01/28/2002

Contact:	Dean Trotzuk	Maturity Date:	01/28/2005

Phone #:	(212) 834 4608

Fax #:

Buyer:	UBOC	Business Days:	New York & London

Seller:	Counterparty	Convention:	Modified Following

Strike:	6.25	Calculation Agent:	Counterparty

Notional Amount:	USD 200,000,000.00	Payment Method:

Amortization:	No	Premium Amount:	1,666,000.00

Accretion:	No	Payable By:	UBOC

Index:	LIBOR - BBA	Payable On:	August 03, 2001

Designated Maturity:
		Arrears:	No
Spread:
		Average Rate:	No
Initial Setting:
		Binary:	No
Day Count:	Actual/360
		Knockout:	No
Frequency:	Quarterly

Payment Dates:	28th of Jan., Apr., Jul., Oct.

1st Payment Date:	04/28/2002

Averaging:	No

Method of Averaging:

Compounding:	No

Compounding Dates:

Item 2 (continued)

Cap/Floor Trade Ticket

Trader:	PC	Confirmation:	Counterparty

Credit To		Master Agreement:	N/A

RC Name:		Schedule:	In Place

RC #:		CRS:	In Place

Referring Officer:		Suitability Form:	N/A

UBOC Margin Amt:	0.00	Credit Line

UBOC Margin Notes:		Type:	Counterparty

Related Trades		Amount (USD):	135,000,000.00

Cover Trade #:		Exp/Renewal Date:	06/30/2006

Cover Counterparty:		Max Tenor (years):	7

Collar Trade #:		Curr Notional Amt:	0.00

Assignment Eff Date:		Mark-to-Market:	0.00

Assigned By:		Availability:	59,079,829.26

Termination Eff Date:		As-Of Date:	05/04/2006

Notes		Approved By:

Item 2 (continued)

SFAS 133 ATTACHMENT

1) Trade Date:	8/1/2001	2) Futrak Trade #: 30870

3) Counterparty:

4) Purpose:	☒	ALM Hedge
	☐	Other (explain below)

5) Type:	☐	Swap
	☐	Floor
	☐	Floor Corridor
	☒	Cap
	☐	Other (explain below)

6) Hedge Designation:
	☒	Cash Flow Hedge
	☐	Fair Value Hedge
	☐	Other (explain below)

7) Hedged Item (☒ forecasted transaction or ☐ existing asset/liability):
	☐	LIBOR-Based Loans
☐ 1 month index
☐ 3 month index
	☒	Other (explain below)
negotiable cd’s priced as a spread below the 3-month LIBOR index.

8) Hedged Exposure:
	☒	Exposure to changes in cash flows related to changes in LIBOR
	☐	Exposure to change in fair value of a hedged item related to changes in market rates
	☐	Other (explain below)

9) Hedge Strategy & Hedge Effectiveness Criteria & Measurement
	☐	Refer to ALM Hedge Strategy for LIBOR Floors
	☐	Refer to ALM Hedge Strategy for LIBOR Floor Corridors
	☐	Refer to ALM Hedge Strategy for Pay Floating/Receive Fixed Swaps
	☐	Refer to ALM Hedge Strategy for Trust Preferred Securities Swap
	☒	Other (explain below)
Refer to ALM Hedge Strategy for LIBOR Caps

10) Is the hedge transaction for tax purposes under Treasury Regulations Section 1.1221-2?

☒            Yes

☐            No

RMU Approval:	/s/ SHY

Item 4

Cap/Floor Trade Ticket

Futrak Trade #:	31836	Combination Option:	N/A

Trade Date:	02/11/2004	SFAS 133 Designation:	Applicable

Type:	Cap	(if applicable, see SFAS 133 Attachment)

Purpose:	End-User	Forward Start:	No

Portfolio:	Funding

Pricing Model:	Tops

Counterparty:	Bear Stearns Bank PLC	Effective Date:	02/13/2004

Contact:	Patricia Carlo	Maturity Date:	02/13/2006

Phone #:	212-272-2023

Fax #:

Buyer:	UBOC	Business Days:	New York & London

Seller:	Counterparty	Convention:	Modified Following

Strike:	3.00	Calculation Agent:	Counterparty

Notional Amount:	USD 100,000,000.00	Payment Method:

Amortization:	No	Premium Amount:	473,000.00

Accretion:	No	Payable By:	UBOC

Index:	LIBOR - BBA	Payable On:	February 13, 2004

Designated Maturity:		Arrears:	No

Spread:		Average Rate:	No

Initial Setting:	1.09875	Binary:	No

Day Count:	Actual/360	Knockout:	No

Frequency:	Monthly

Payment Dates:	13th of each month

1st Payment Date:	03/13/2004

Averaging:	No

Method of Averaging:

Compounding:	No

Compounding Dates:

Item 4 (continued)

Cap/Floor Trade Ticket

Trader:	JH	Confirmation:	Counterparty

Credit To		Master Agreement:	N/A

RC Name:		Schedule:	In Place

RC #:		CRS:	In Place

Referring Officer:		Suitability Form:	In Place

UBOC Margin Amt:	473,000.00	Credit Line

UBOC Margin Notes:	47.3bp	Type:	Counterparty

Related Trades		Amount (USD):	60,000,000.00

Cover Trade #:		Exp/Renewal Date:	07/31/2006

Cover Counterparty:		Max Tenor (years):	7

Collar Trade #:		Curr Notional Amt:	0.00

Assignment Eff Date:		Mark-to-Market:	0.00

Assigned By:		Availability:	48,940,312.50

Termination Eff Date:		As-Of Date:	05/04/2006

Notes	CSFB = 50bp	Approved By:
	BNP = 48bp

Item 4 (continued) - Original

SFAS 133 Attachment

Futrak Trade #:		31836	Type:	Cap

Trade Date:		02/11/2004	Counterparty:	Bear Stearns Bank PLC

Purpose			Hedged Exposure

	☒	ALM Hedge	☒	Exposure to changes in cash flows related to
		Other (explain below)		changes in LIBOR
Notes
Exposure to change in fair value of hedged item related to changes in market rates

Other (explain below)

Type				Notes
Swap
Floor
Floor Corridor
	☒	Cap
		Other (explain below)	Hedge Strategy & Effectiveness Criteria & Measurement
Notes
Refer to ALM Hedge Strategy for
LIBOR Floors

Refer to ALM Hedge Strategy for
Hedge Designation				LIBOR Floor Corridors

	☒	Cash Flow Hedge		Refer to ALM Hedge Strategy for Pay
		Fair Value Hedge		Floating/Receive Fixed Swaps
Other (explain below)
		Notes		Refer to ALM Hedge Strategy for Trust Preferred
Securities Swap

			☒	Other (explain below)

Hedged Item				Notes
ALM hedge strategy for LIBOR caps.
	☒	Forecasted transaction
Existing asset/liability

	☒	LIBOR-based loan - 1 month index	Is the hedge transaction for tax purposes under Treasury
		LIBOR-based loan -3 month index	Regulations Section 1.122l-2?
Other (explain below)
		Notes	☒	Yes
No

RMU Approval: tl

Item 4 (continued) - As corrected

SFAS 133 Attachment

Futrak Trade #:	31836	Type:	Cap

Trade Date:	02/11/2004	Counterparty:	Bear Stearns Bank PLC

Purpose		Hedged Exposure

	☒	ALM Hedge ☒	Exposure to changes in cash flows related to changes in LIBOR
Other (explain below)
		Notes	Exposure to change in fair value of hedged item related to changes in market rates

Type			Other (explain below)

		Swap	Notes
Floor
Floor Corridor
	☒	Cap
		Other (explain below)	Hedge Strategy & Effectiveness Criteria & Measurement
Notes
Refer to ALM Hedge Strategy for LIBOR Floors
Hedge Designation
Refer to ALM Hedge Strategy for LIBOR Floor Corridors
	☒	Cash Flow Hedge
		Fair Value Hedge Other (explain below)	Refer to ALM Hedge Strategy for Pay Floating/Receive Fixed Swaps
Notes
Refer to ALM Hedge Strategy for Trust Preferred Securities
Swap
Hedged Item
		☒	Other (explain below)
	☒	Forecasted transaction
		Existing asset/liability	Notes
ALM hedge strategy for LIBOR caps.

LIBOR-based loan - 1 month index
LIBOR-based loan -3 month index
	☒	Other (explain below) Notes	Is the hedge transaction for tax purposes under Treasury Regulations Section 1.122l-2?
TCD 1 MO Index

		☒	Yes
No

		RMU Approval:	tl